Contact

www.linkedin.com/in/wolfsteve (LinkedIn)
www.SteveWolf.info (Personal)
www.stuntranch.com (Company)
www.ScienceInTheMovies.com (Company)

Top Skills

Television
Film Production
Engineering

Languages

English (Native or Bilingual)
French (Native or Bilingual)

Certifications

Effective Communication
Venture Deals Spring 2021
FEMA Safety Orientation 2021 IS-35
Wildfire Mitigation IS-320
Expert Witness

Honors-Awards

STEM Presenter of the Year

Publications

The Secret Science Behind Movie Stunts and Special Effects
Deadly Hospital Mistakes
A Day in the Life of a Stunt Person

Patents

Portable misting water-based fire extinguiser
Methods & Systems For Extinguishing Fires

Steve Wolf

CEO Team Wildfire. Problem solving engineer, Stunt & FX Coordinator, Safety expert, TV producer, author, keynote speaker, STEM presenter of the year. If it's impossible, count me in.
Austin, Texas, United States

Summary

Plant based Engineer, Stunt & Special Effects Coordinator, science keynote speaker, science author, trial consultant, expert witness, scuba, firearms, rigging, pyrotechnic & explosives expert.

My "Science in the Movies" show has been presented live to over 2,000,000 kids worldwide.

In the course of 30 years of effects engineering including pyro for Tom Cruise, I've developed a new method of controlling and suppressing forest fires, PyroNemesis.

I'm constantly developing new science based content for TV, focussed on inspiring a healthy next generation of scientists who live, like I do, on a diet of curiosity, inquiry and discovery.

Specialties: Problem solving across a broad spectrum of fields, from film-making to industrial processes, from science education to military technology, from trial consulting to space explorations. I live for challenges. What are your big challenges with? I can help.

Experience

Team Wildfire
4 years 4 months

Founder & CEO
November 2019 - Present (3 years 6 months)
Boulder, Colorado, United States

Founder & CEO
January 2019 - Present (4 years 4 months)
Boulder, Colorado, United States

Rescue Science
Producer
November 2020 - Present (2 years 6 months)
Boulder, Colorado, United States

Close Range
Founder
January 2021 - Present (2 years 4 months)
United States

Close Range provides training for handling the physical risks that threaten people at close range.

Discovery Channel
Stunt Scientist
September 2018 - Present (4 years 8 months)
Austin, Texas

Stunt Ranch
Owner
2005 - Present (18 years)
13317 Fitzhugh Rd, Austin, TX 78736

Boulder Emergency Squad
Volunteer
April 2020 - Present (3 years 1 month)
Boulder, Colorado, United States

Science in the Movies
President
January 1992 - Present (31 years 4 months)

Wolf Stuntworks
President
January 1987 - Present (36 years 4 months)
Austin, Texas, United States

Full service special effects company for movies, television and live events

Entertainment Industry Council
Advisory Committee Member
September 2013 - Present (9 years 8 months)
Austin, TX

I promote the incorporation of more and better science in movies and TV shows, and highlight the role of scientists in creating exciting entertainment.

Special FX International
President
2009 - Present (14 years)

Trial Films
President
May 1991 - Present (32 years)

Houdini's Last Secrets
Host, Engineer
April 2018 - February 2019 (11 months)
Austin, TX

Rawson Saunders
Public Relations
2008 - 2010 (2 years)

Warner Bros. Entertainment
Special Effects Tech
March 1993 - June 1993 (4 months)
Memphis, Tennessee, United States

Paramount Pictures
Special Effects Coordinator
February 1992 - February 1993 (1 year 1 month)
Memphis, Tennessee, United States

"The Firm" with Tom Cruise, Gene Hackman.

Education

Columbia University in the City of New York
Writing & Literarature, Shakespeare, Physics · (1984 - 1987)

Trinity high school